SEC FILE NUMBER
000-08356
CUSIP NUMBER
984002 20 4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K ☑ Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: September 30, 2007

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Xedar Corporation
Full Name of Registrant

Former Name if Applicable

8310 South Valley Highway, Suite 220
Address of Principal Executive Office (Street and Number)

Englewood, CO 80112
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Xedar Corporation, in accordance with comments from the Division of Corporate Finance of the Securities and Exchange Commission (“Commission”) with regard to certain accounting matters identified by the Commission during its review of our Registration Statement on Form SB-2, has amended certain filings on Forms 10-KSB and 10-QSB.  Preparation of such amendments has delayed completion of our Quarterly Report on Form 10-QSB for the period ended September 30, 2007, and accordingly, we will not be able to file our report on Form 10-QSB within the prescribed time period. The delay could not be eliminated without unreasonable effort or expense. We expect to file our Quarterly Report on Form 10-QSB for the Period ended September 30, 2007, on or before November 19, 2007.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven M. Bragg, CFO	(303)	329-7182
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X] No [ ]
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Xedar Corporation expects to report the following items in its forthcoming Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007: (1) third quarter 2007 net revenue of $2,607,000, up from $1,489,000 in the third quarter of 2006 and net revenue of $6,910,000 and $4,515,000 for the nine months ended September 30, 2007 and September 30, 2006, respectively; (2) net loss for the third quarter 2007 of $820,000, compared to a net loss of $40,000 in the third quarter 2006; net losses of $2,768,000 and $244,000 for the nine months ended September 30, 2007 and September 30, 2006, respectively; and (3) basic and diluted net loss per common share of $0.03 and $0.03, respectively, in the third quarter 2007, as compared to basic and diluted net loss per common share of $0.00 and $0.00 in the third quarter 2006; and basic and diluted net loss per common share of $0.12 and $0.12, respectively for the nine months ended September 30, 2007; and basic and diluted loss per common share of $0.02 and $0.02, respectively for the nine months ended September 30, 2006.

Forward Looking Statements

This notification of late filing on Form 12b-25 contains forward-looking statements made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements include all statements which are not statements of historical fact and include, but are not necessarily limited to, statements relating to anticipated changes in results of operations.  All such forward-looking statements are based upon information available to us as of the date hereof, and we disclaim any intention or obligation to update such forward-looking statements.  Actual results could differ materially from current expectations.  Factors that could cause or contribute to such differences include, among others, the risks and uncertainties identified in “Risk Factors” and elsewhere in our Annual Report on Form 10-KSB and Quarterly Report on Form 10-QSB filed since the filing of our last report on Form 10-KSB with the Commission.

Xedar Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ Hugh H. Williamson, III
Date: November 14, 2007	By:	Hugh H. Williamson, III
President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).